82-03138

BAE Systems plc

NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Rule 3.1.4(1)(a) of the Disclosure Rules and Transparency Rules.

On 2 June 2008 Alastair Imrie, a Person Discharging Managerial responsibility ("PDMR"), exercised an option over 635 ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems SAYE Share Option Scheme at an option price of 93 pence per share. The shares deriving from the option will be held in the name of Equiniti Corporate Nominees Limited.

3 June 2008


08003251

82-03138

BAE Systems plc: Transaction in own shares

BAE Systems plc announces that on 2 June 2008 it transferred 2,814,687 ordinary shares of 2.5p each held in treasury to participants in its SAYE Share Option Scheme at a transfer price of 93 pence per share.

Following the transfer of these shares, BAE Systems plc holds 56,280,033 of its ordinary shares in treasury and has 3,523,137,754 ordinary shares in issue (excluding treasury shares). This figure (3,523,137,754) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in the Company under the Financial Services Authority's Disclosure and Transparency Rules.

3 June 2008

82-03138

BAE Systems plc

DIRECTOR DECLARATION (Re current director)

Mike Turner, a director of BAE Systems plc, has been appointed as a non-executive director of Babcock International Group PLC with effect from 1 June 2008. This announcement is made pursuant to paragraph 9.6.14 of the Listing Rules.

2 June 2008

BAE Systems plc

TOTAL VOTING RIGHTS – MONTH-END NOTIFICATION

As at 30 May 2008 BAE Systems plc:

(i) had 3,579,417,787 issued ordinary shares of 2.5 pence each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of BAE Systems plc;

(ii) held 59,094,720 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

(iii) accordingly, had total voting rights of 3,520,323,067.

The total voting rights figure (of 3,520,323,067) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, BAE Systems plc under the FSA's Disclosure and Transparency Rules.

30 May 2008